August 13, 2019

Stavros G. Vizirgianakis
President and Chief Executive Officer
Misonix, Inc.
1938 New Highway
Farmingdale, NY 11735

       Re: Misonix, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2018
           Filed September 13, 2018
           File No. 001-10986

Dear Mr. Vizirgianakis:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery
cc:    Jonn R. Beeson, Esq.